UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

WORK Medical Technology Group LTD Regains Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on April 7, 2025, WORK Medical Technology Group LTD (the “Company”) received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), because, for a period of 30 consecutive business days, the Company’s Class A ordinary shares, par value $0.0005 per share (“Class A Ordinary Shares”), failed to maintain a minimum bid price of $1.00 per Class A Ordinary Share. According to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given an initial period of 180 calendar days, or until October 6, 2025, to regain compliance with the Minimum Bid Price Requirement. Subsequently, on October 7, 2025, the Company was provided an additional 180-day calendar days, or until April 6, 2026, to regain compliance.

On November 4, 2025, the Company received a letter from Nasdaq stating that the Company has regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the Class A Ordinary Shares of $1.00 or greater per Class A Ordinary Share for the last 10 consecutive business days, from October 10, 2025 to November 3, 2025, and that this matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

2